

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Jeffrey L. McRae
Senior Vice President and
Chief Financial Officer
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312

      Re: Triumph Group, Inc.
              Form 10-Q for Period Ended December 31, 2014
              Filed on February 9, 2015
              File No. 001-12235

Dear Mr. McRae:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Lyn Shenk

                         Lyn Shenk
                         Branch Chief